Exhibit 8.2

[LETTERHEAD OF CLARK,

SCHAEFER, HACKETT & CO.]

October 23, 2012

Boards of Directors

United Community MHC

United Community Bancorp

United Community Bank

United Community Bancorp (new)

92 Walnut Street

Lawrenceburg, Indiana 47025

Dear Sir or Madam:

You have requested an opinion as to certain material Indiana income tax consequences of the conversion of United Community MHC, a federal mutual holding company (the “Mutual Holding Company”), into the capital stock form of organization (the “Conversion”) pursuant to the transactions described below.

In connection with our opinion, we have relied upon the accuracy of the factual matters set forth in the Amended and Restated Plan of Conversion and Reorganization (the “Plan”) and the Registration Statement on Form S-1 filed by United Community Bancorp (new) (the “Holding Company”) with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, and the Application for Conversion on Form AC filed by the Mutual Holding Company with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). Capitalized terms used but not defined herein shall have the same meanings as set forth in the Plan.

We are also relying on certain representations as to factual matters provided to us by the Mutual Holding Company, United Community Bank (the “Bank”), (existing) United Community Bancorp (the “Mid-Tier Holding Company”) and the Holding Company, as set forth in the certificates signed by authorized officers of each aforementioned entities and incorporated herein by reference.

This opinion hereby incorporates the federal tax opinion prepared by Kilpatrick Townsend & Stockton LLP dated October 23, 2012. The federal tax opinion represents and makes certain conclusions regarding certain federal tax consequences of the same transaction listed above. In rendering our opinion as to certain Indiana income tax consequences we have relied without verification on the accuracy and conclusions of the federal tax opinion of Kilpatrick Townsend & Stockton LLP.

We opine only as to the matters we expressly set forth, and no opinions should be inferred as to any other matters or as to the tax treatment of the transactions that we do not specifically address. We express no opinion as to other federal laws and regulations, or as to laws and regulations of other jurisdictions, or as to factual or legal matters other than as set forth herein. The opinion is expressed as of the effective date of the Registration Statement described above, and we disclaim any obligation to advise you of any change in any matter considered herein after such date.

Statement of Facts

The Boards of Directors of the Mutual Holding Company, the Holding Company, the Mid-Tier Holding Company, and the Bank have adopted the Plan to provide for the Conversion of the Mutual Holding Company from a federally chartered mutual holding company to the capital stock form of organization. A new Indiana stock corporation, the Holding Company, was incorporated in March 2011 as part of the Conversion and will succeed to all the rights and obligations of the Mutual Holding Company and the Mid-Tier Holding Company and will issue Holding Company Common Stock in the Conversion.

It is contemplated that two transactions, referred to as the “MHC Merger” and the “Mid-Tier Merger,” will be undertaken pursuant to the Plan as follows:

(i)	The Mid-Tier Holding Company will establish the Holding Company as a first-tier Indiana-chartered stock holding company subsidiary

(ii)	The Mutual Holding Company will merge with and into the Mid-Tier Holding Company (the “MHC Merger”) pursuant to the Agreement and Plan of Merger attached hereto as Exhibit A. The members of the Mutual Holding Company will automatically, without any further action on the part of the holders thereof, constructively receive liquidation interests in Mid-Tier Holding Company in exchange for their liquidations interests in the Mutual Holding Company.

(iii)	Immediately after the MHC Merger, the Mid-Tier Holding Company will merge with and into the Holding Company (the “Mid-Tier Merger”) with the Holding Company as the resulting entity pursuant to the Agreement and Plan of Merger attached hereto as Exhibit B. As part of the Mid-Tier Merger, the liquidation interests in Mid-Tier Holding Company constructively received by the members of Mutual Holding Company immediately before the Conversion will automatically, without further action on the part of the holders thereof, be exchanged for an interest in the Liquidation Account and the Minority Shares will be converted into and become the right to receive Holding Company Common Stock based on the Exchange Ratio.

(iv)	Immediately after the Mid-Tier Merger, the Holding Company will offer for sale its Common Stock in the Offering

(v)	The Holding Company will contribute at least 50% of the net proceeds of the Offering to the Bank in exchange for common stock of the Bank and the Bank Liquidation Account.

Following the Conversion, a Liquidation Account will be maintained by the Holding Company for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain their deposit accounts with the Bank. Pursuant to the Plan, the Liquidation Account will be equal to the product of (a) the percentage of the outstanding shares of the common stock of the Mid-Tier Holding Company owned by the Mutual Holding Company multiplied by (b) the Mid-Tier Holding Company’s total stockholders’ equity as reflected in the latest statement of financial condition contained in the final offering Prospectus utilized in the Conversion. In turn, the Bank will hold the Bank Liquidation Account. The terms of the Liquidation Account and Bank Liquidation Account, which supports the payment of the Liquidation Account in the event the Holding Company lacks sufficient net assets, are described in the Plan.

All of the then-outstanding shares of Mid-Tier Holding Company common stock owned by the Minority Stockholders will be converted into and become shares of Holding Company Common Stock pursuant to the Exchange Ratio that ensures that after the Conversion, Minority Stockholders will own in the aggregate the same percentage of Holding Company Common Stock as they held Mid-Tier Holding Company common stock immediately before the Conversion, exclusive of Minority Stockholders’ purchases of additional shares of Holding Company Common Stock in the Offering and receipt of cash in lieu of fractional shares. Immediately following the Mid-Tier Merger, additional shares of Holding Company Common Stock will be sold to depositors and former shareholders of the Bank and Mid-Tier Holding Company and to members of the public in the Offering.

As a result of the Mid-Tier Merger and MHC Merger, the Holding Company will be a publicly-held corporation, will register the Holding Company Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will become subject to the rules and regulations thereunder and file periodic reports and proxy statements with the SEC. The Bank will become a wholly owned subsidiary of the Holding Company and will continue to carry on its business and activities as conducted immediately prior to the Conversion.

The stockholders of the Holding Company will be the former Minority Stockholders of the Mid-Tier Holding Company immediately before the MHC Merger, plus those persons who purchase shares of Holding Company Common Stock in the Offering. Rights to subscribe for the Holding Company Common Stock have been granted, in order of priority, to depositors of the Bank who have account balances of $50.00 or more as of the close of business on the Supplemental Eligibility Record Date (“Supplemental Eligible Account Holders”), and depositors of the Bank as of the Voting Record Date (other than Eligible Account Holders and Supplemental Eligible Account Holders) (“Other Members”). Subscription rights are nontransferable. The Holding Company will also offer shares of Holding Company Common Stock not subscribed for in the subscription offering, if any, for sale in a community offering to certain members of the general public.

Opinion

In issuing the opinions set forth below, we have referred primarily to existing provisions of Article 5.5, Taxation of Financial Institutions of the Indiana Code and Indiana’s uniformity with the federal Internal Revenue Code defined in IC 6-5.5-1-11, which refers to IC 6-3-1-11, meaning the Internal Revenue Code of 1986 of the United States as amended and in effect on January 1, 2010. Such laws and regulations are subject to change at any time. Any such change could affect the continuing validity of the opinions set forth below. This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change in any matter considered herein after the date hereof.

Based upon the above information, we render the following opinions with respect to certain Indiana income tax consequences of the Reorganization.

(1)	Neither the Mutual Holding Company nor the Mid-Tier Holding Company should be subject to any Indiana income tax liability as a result of the MHC merger.

(2)	The Mutual Holding Company should not recognize any gain or loss on the transfer of its assets to the Mid-Tier Holding Company and the Mid-Tier Holding Company’s assumption of its liabilities, if any, in constructive exchange for a liquidation interest in the Mid-Tier Holding Company or on the constructive distribution of such liquidation interest to the Mutual Holding Company’s members who remain depositors of the Bank.

(3)	The Mid-Tier Holding Company should not recognize any gain or loss upon the receipt of the assets of the Mutual Holding Company in the MHC Merger in exchange for constructive transfer to the members of the Mutual Holding Company of a liquidation interest in the Mid-Tier Holding Company.

(4)	Shareholders of the Mutual Holding Company should recognize no gain or loss upon the constructive receipt of a liquidation interest in the Mid-Tier Holding Company in exchange for their voting and liquidation rights in the Mutual Holding Company.

(5)	The basis of the assets of Mutual Holding Company (Other than stock in the Mid-Tier Holding Company) to be received by Mid-Tier Holding Company should be the same as the basis of such assets in the hands of the Mutual Holding Company immediately prior to the transfer.

(6)	The holding period of the assets of the Mutual Holding Company (other than stock in the Mid-Tier Holding Company) in the hands of the Mid-Tier Holding Company should include the holding period of those assets in the hands of the Mutual Holding Company.

(7)	Neither the Mid-Tier Holding Company nor the Holding Company should be subject to any Indiana income tax as a result of the Mid-Tier Merger.

(8)	The Mid-Tier Holding Company should not recognize any gain or loss on the transfer of its assets to the Holding Company and the Holding Company’s assumption of its liabilities in exchange for shares of common stock in the Holding Company or on the constructive distribution of such stock to the Minority Stockholders and Liquidation Accounts to the Eligible Account Holders and Supplemental Eligible Account Holders.

(9)	The Holding Company should not recognize any gain or loss upon the receipt of the assets of Mid-Tier Holding Company in the Mid-Tier Merger.

(10)	The basis of the assets of the Mid-Tier Holding Company to be received by the Holding Company should be the same as the basis of such assets in the hands of Mid-Tier Holding Company immediately prior to the transfer.

(11)	The holding period of the assets of Mid-Tier Holding Company to be received by the Holding Company should include the holding period of those assets in the hands of Mid-Tier Holding Company immediately prior to the transfer.

(12)	Shareholders of the Mid-Tier Holding Company should not recognize any gain or loss upon their exchange of Mid-Tier Holding Company common stock for Holding Company common stock.

(13)	Eligible Account Holders and Supplemental Eligible Account Holders should not recognize any gain or loss upon their constructive exchange of their liquidation interest in Mid-Tier Holding Company for the Liquidation Account in the Holding Company.

(14)	The payment of cash to the Minority Stockholders in lieu of fractional shares of Holding Company common stock should be treated as though the fractional shares were distributed as part of the Mid-Tier Merger and then redeemed by Mid-Tier Holding Company. The cash payments should be treated as distributions in full payment for the fractional shares with the result that such shareholders should have short-term or long-term capital gain or loss to the extent that the cash they receive differs from the basis allocable to such fractional shares.

(15)	Each shareholder’s holding period in his or her Holding Company Common Stock received in the exchange should include the period during which the common stock surrendered was held, provided that the common stock surrendered is a capital asset in the hands of the shareholder on the date of the exchange.

(16)	Each shareholder’s aggregate basis in his or her Holding Company Common Stock received in the exchange should equal the aggregate basis of the common stock surrendered in exchange therefore.

(17)	The holding period of the Holding Company Common Stock purchased pursuant to the exercise of subscriptions rights should commence on the date on which the right to acquire such stock was exercised.

(18)	No gain or loss should be recognized by Holding Company on the receipt of money in exchange for Holding Company Common Stock sold in the Offering.

Law and Analysis

Under Indiana Code Title 6, Article 5.5, Chapter 1, Sec.17.(a), “Taxpayer” means a corporation that is transacting the business of a financial institution in Indiana, including any of the following:

(1)	A holding Company

(2)	A regulated financial corporation

(3)	A subsidiary of a holding company or regulated financial corporation

(4)	Any other corporation organized under the laws of the United States, this state, another taxing jurisdiction, or a foreign government that is carrying on the business of a financial institution.

The Bank is a financial institution and the Mutual Holding Company and Holding Company are holding companies because they are corporations carrying on the business of a financial institution and is chartered or qualified to do business in Indiana based on the definition above.

Indiana uses federal taxable income, as defined in Section 63 of the Internal Revenue Code, as the starting point for its computation of the tax base for the financial institution tax, IC 6-5.5-1-2. Federal taxable income is the income that a taxpayer reports on its federal income tax return filed with the Internal Revenue Service. Indiana taxes financial institutions on their federal taxable income after certain adjustments, IC 6-5.5-1-2. The adjustments are enumerated in IC 6-5.5-1-2. There are no Indiana provisions that modify federal taxable income due to a tax-free reorganization pursuant to Code Section 368(a)(1)(A) or 368(a)(1)(F). Therefore the MHC Merger and the Mid-Tier Merger should be treated as a tax-free reorganization for the Mutual Holding Company, the Mid-Tier Holding Company, and the Holding Company.

Since Indiana follows the federal tax treatment under Code Section 1032(a), no gain or loss should be recognized when assets are received in exchange for the constructive transfer of a liquidation interest.

Indiana used the individual’s federal adjusted gross income, as defined in Section 62 of the Internal Revenue Code, subject to modifications as its starting point for calculating Indiana personal income tax,

IC 6-3-1-3.5. Like the corporate income tax, there are no provisions that modify an individual’s tax treatment when such individual is treated as receiving stock of a corporation that is party to a reorganization under Code Section 368(a) or in an exchange pursuant to Code Section 354.

No assurances are or can be given that the Indiana Department of Taxation or the courts will agree with the foregoing conclusions, in whole or in part, although it is our opinion that they should. While this opinion represents our considered judgment as to the proper Indiana income tax treatment to the parties enumerated based upon the law as it exists as of the date of this letter, and the facts as they were presented to us, it is not binding on the Indiana Department of Taxation or the courts. In the event of any change to the applicable law or relevant facts, we would, of necessity need to reconsider our views.

Very Truly Yours,

/s/ Clark, Schaefer, Hackett & Co.
Clark, Schaefer, Hackett & Co.